April 18, 2005

via U.S. mail and facsimile

David S. McCulloch, Chief Executive Officer
Enodis PLC
2227 Welbilt Boulevard
New Port Richey, FL  34655

	RE:	Form 20-F for the fiscal year ended October 2, 2004
			File No. 1-15032


Dear Mr. McCulloch:

      We have reviewed your response letter dated April 14, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

FORM 20-F FOR THE YEAR ENDED OCTOBER 2, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to US
GAAP literature. If your accounting under UK GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. These revisions should be included in your future filings beginning to the extent practical with your report of Form 6-K announcing results for the 26 weeks ending about April 2, 2005.








Item 3. Key Information

Selected Financial Data, page 2
2. Based on your response to our comment 2, we would not object to your suggestion regarding only including the ADS information in the
Selected Financial Data.

Financial Statements

2. Accounting policies, page F-8
3. We have read your response to our comments 11 and 12. Please expand your disclosure to specify which line item within operating profit/(loss) your licensing costs and shipping, handling, inspection and distribution costs incurred by you are included. If you currently exclude these shipping related costs from food equipment costs, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include these costs in cost of sales and others like you exclude these costs from gross margin, including them instead in a line item, such as corporate costs. Refer to paragraph 6 of EITF 00-10.

28. Supplementary Information for U.S. Investors

Consolidated Statements of Cash Flows, page F-54
4. We have read your response to our comment 17. It appears as though the detail relating to operating activities was excluded.
Ensure this information is included in your disclosure in future filings.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.




      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, Nathan Cheney, Assistant Chief Accountant, at
(202)942-1804.


							Sincerely,


							John Hartz
							Senior Assistant Chief
Accountant
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Mr. David S. McCulloch
April 18, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE